Filed pursuant to Rule 433
CUSIP: 48245ACE9	Registration No. 333-174268
ISIN: US48245ACE91	(Relating to Prospectus Supplement dated May 20, 2011
and Prospectus dated May 20, 2011)

KFW US MTN

FINAL TERM SHEET

Dated 18 APRIL, 2012

Issuer: KfW	Title of Securities: BRL 100,000,000 6.875% Notes due April 25, 2016, payable in U.S. dollars

Aggregate Principal Amount: Brazilian Real (“BRL”) 100,000,000 payable in U.S. dollars (“USD”) at an initial exchange rate of BRL 1.8660 per USD 1.00	Interest Rate: 6.875% per annum

Original Issue Date: April 25, 2012	Maturity Date: April 25, 2016

Interest Commencement Date: April 25, 2012	Final Redemption Price: 100% of the aggregate principal amount payable in USD at the BRL/USD Rate in respect of the BRL Valuation Date as described below

Payments:

First Interest Payment Date: April 25, 2013

Interest Payment Date(s): annually in arrears on April 25

Redemption:    ☐ Yes            ☒ No

Redemption Commencement Date (as provided in para. 3 of §7 of the Conditions):

Redemption Date(s) (as provided in para. 2 of §7 of the Conditions):

Minimum Redemption Notice Period:

Redemption Price (expressed as a percentage of the Aggregate Principal Amount to be redeemed):

Repayment:    ☐ Yes            ☒ No

Repayment Date(s):

Minimum Repayment Notice Period:

Repayment Price (expressed as a percentage of the Aggregate Principal Amount to be repaid):

Specified Currency: USD for all payments as described below

Payments of principal and any premium: USD at the BRL/USD Rate in respect of the relevant BRL Valuation Date as described below

Payments of interest: USD at the BRL/USD Rate in respect of the relevant BRL Valuation Date as described below

Authorized Denomination: BRL 5,000

Exchange Rate Agent: N/A

Original Issue Discount Note (“OID”):    ☐ Yes            ☒ No

However, see “Additional United States Tax Considerations” below

Day Count Fraction: Actual/Actual (ICMA) as described below

Business Day Convention: Following Business Day Convention; no adjustment of interest (as provided in para. “Payments due on a Business Day” of §5 of the Conditions).

Other Terms of Notes:

(1)	Payments of Interest under the Notes and Redemption at Maturity

Definitions

Business Day: Each day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Sao Paulo, London, and New York City.

Calculation Agent: HSBC Bank plc. All determinations of the Calculation Agent shall be made in its sole and absolute discretion and acting in good faith and in a commercially reasonable manner.

Day Count Fraction: In respect of the calculation of an amount of interest in any note for a period of time from (and including) the first day of such period to (but excluding) the last day of such period (the “Calculation Period”), the number of days in such Calculation Period divided by the product of (1) the number of days in the period from (and including) an Interest Payment Date to (but excluding) the next Interest Payment Date and (2) the number of Interest Payment Dates that occur in one calendar year or that would occur in one calendar year if interest were payable in respect of the whole of such year (Actual/Actual) (ICMA).

BRL/USD Rate: In respect of a BRL Valuation Date, the BRL/USD exchange rate, expressed as the amount of BRL per one USD:

(a) determined by the Calculation Agent on the relevant BRL Valuation Date by reference to the applicable BRL-PTAX Rate; or

(b) in the event that the BRL-PTAX Rate is not available on the applicable BRL Valuation Date, determined by the Calculation Agent on the relevant BRL Valuation Date by reference to the applicable EMTA BRL Industry Survey Rate (if such rate is available); or

(c) in the event that both the BRL-PTAX Rate and the EMTA BRL Industry Survey Rate are not available on the applicable BRL Valuation Date, determined by the Calculation Agent on the relevant BRL Valuation Date, having taken into account relevant market practice, provided that:

(i)	if, on the applicable BRL Valuation Date, the Calculation Agent determines that a Price Materiality has occurred on such BRL Valuation Date, the BRL Rate will be the EMTA BRL Industry Survey Rate applicable in respect of such BRL Valuation Date; and

(ii)	if, on the applicable BRL Valuation Date, the Calculation Agent determines that an EMTA Failure has occurred on such BRL Valuation Date, the BRL Rate will be determined by the Calculation Agent, having taken into account relevant market practice.

BRL–PTAX Rate: In respect of a BRL Valuation Date, the BRL/USD offered rate for USD, expressed as the amount of BRL per one USD, for settlement in two New York and São Paulo Business Days reported by the Banco Central do Brasil on SISBACEN Data System under transaction code PTAX-800 (“Consulta de Cambio” or Exchange Rate Inquiry), Option 5 (“Cotacões para Contabilidade” or Rates for Accounting Purposes) by approximately 8:30 p.m. São Paulo time on such BRL Valuation Date which appears on Bloomberg Page <BZFXPTAX Index> on such BRL Valuation Date.

BRL Valuation Date: For any Interest Payment Date or the Maturity Date or a date on which an amount is payable the fifth Business Day prior to such date.

EMTA BRL Industry Survey Rate: The foreign exchange rate as specified in specified in Annex A to the ISDA 1998 FX and Currency Option Definitions (as updated from time to time) – Settlement Rate Options:

“EMTA BRL Industry Survey Rate (BRL12)”, meaning that the spot rate for a BRL Valuation Date will be the BRL/USD offered rate for USD, expressed as the amount of BRL per one USD, for settlement in two New York and São Paulo Business Days, calculated by EMTA (or a service provider EMTA may in its sole discretion select) pursuant to the EMTA BRL Industry Survey Methodology and published on EMTA’s website (www.emta.org) at approximately 3:45 p.m. São Paulo time or as soon thereafter as practicable on such BRL Valuation Date.

EMTA BRL Industry Survey Methodology: The methodology, dated as of March 1, 2004, as amended from time to time, for a centralised industry-wide survey of financial institutions in Brazil that are active participants in the BRL/USD spot markets for the purposes of determining the EMTA BRL Industry Survey Rate.

EMTA Failure: In respect of a BRL Valuation Date, that the EMTA BRL Industry Survey Rate, having been requested as prescribed by EMTA, is not available for any reason. For the avoidance of doubt, an EMTA Failure may still occur notwithstanding that the BRL-PTAX Rate is available on the applicable BRL Valuation Date.

Price Materiality: means, in respect of a BRL Valuation Date, that the EMTA BRL Industry Survey Rate is available on such date and that the BRL-PTAX Rate differs from the EMTA BRL Industry Survey Rate by more than 3 per cent.

Trade Date: April 18, 2012

Payment of Interest

On each Interest Payment Date, the Notes shall pay as interest an amount in USD (the “USD Interest Amount”), calculated by the Calculation Agent on or as soon as practicable after each BRL Valuation Date pursuant to the following formula:

Aggregate Principal Amount * 6.875% * Day Count Fraction divided by the BRL/USD Rate

For the avoidance of doubt, the USD Interest Amount may be equal to zero (depending on the relevant BRL/USD Rate).

If interest is required to be calculated for a period other than a full year, such interest shall be calculated on the basis of the formula set out above, provided that if interest shall be calculated for a period of time not ending on an Interest Payment Date, the BRL/USD Rate shall be determined by the Calculation Agent on the day which is five Business Days prior to the day on which the payment shall be made.

The Calculation Agent will cause the BRL/USD Rate and the USD Interest Amount in respect of each Interest Payment Date to be notified to the Issuer, the Fiscal Agent and the holders of the Notes through DTC.

Redemption at Maturity

The Final Redemption Price in respect of the Notes shall be the outstanding Aggregate Principal Amount of the Notes payable in USD (the “USD Final Redemption Amount”) on the Maturity Date and calculated by the Calculation Agent on or as soon as practicable after the BRL Valuation Date by dividing the outstanding Aggregate Principal Amount by the relevant BRL/USD Rate.

For the avoidance of doubt, the USD Final Redemption Amount may be equal to zero (depending on the relevant BRL/USD Rate).

The Calculation Agent will cause the BRL/USD Rate and the USD Final Redemption Amount in respect of the Maturity Date to be notified to the Issuer, the Fiscal Agent and the holders of the Notes through DTC.

(2)	Foreign Exchange Exposure

Foreign Exchange Related Risks with Respect to the Notes

An investment in the notes involves exchange and related risks. You should consult your financial and legal advisors about the risk of investing in the notes. We disclaim any responsibility for advising you on these matters. If you do not have experience or sophistication with respect to foreign currency transactions, these notes are not an appropriate investment for you.

An investment in the Notes, which are denominated in, and provide for payments that are determined by reference to, a currency other than the currency of the country in which the purchaser is resident or the currency in which the purchaser conducts its business or activities, entails significant risks that are not associated with a similar investment in a security denominated in that other currency.

Currency exchange rates can be volatile and unpredictable and may be affected by macroeconomic factors and speculation. Rates of exchange between the USD and the BRL have varied over time. Historical BRL/USD exchange rates are presented under “—Historical Brazilian Real/U.S. Dollar Exchange Rate Information” below. However, historical trends do not necessarily indicate future fluctuations in rates and should not be relied upon as indicative of future trends.

Because the principal and interest on the Notes are payable in USD and the Notes are denominated in BRL, prospective purchasers of the Notes will necessarily be assuming the risk of depreciation of BRL against the USD. If the BRL depreciates against the USD, the effective yield on the Notes (in USD terms) will decrease below the interest rate on the Notes and the amount payable on the interest payment and maturity date may be less than your investment, resulting in a loss to you. You should also be aware that the methodology for determining the amount payable on the interest payment and maturity date may result in payments under the Notes equalling zero. In addition, depreciation of the BRL against the USD may adversely affect the market value of the Notes.

Government policies or actions in Brazil and other countries could adversely affect the exchange rate between the BRL and the USD and an investment in the Notes. The exchange rate of the BRL is “floating” meaning that it is permitted to fluctuate in value relative to the USD. However, the government of Brazil may, from time to time, not allow its currency to float freely in response to economic forces. In the event of a serious imbalance in Brazil’s balance of payments or a foreseeable likelihood of such an imbalance, the Brazilian government may, for a limited period of time, impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and on the conversion of Brazilian currency into foreign currencies. Governments, including the government of Brazil, use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currency. They may also issue a new currency to replace an existing currency or alter its exchange rate or relative exchange characteristics by devaluing or revaluing the currency. There can be no assurance, however, that the Brazilian government will act when necessary to stabilize, maintain or increase the value of the BRL, or that any such action, if taken, will be successful. Depreciation and volatility of the BRL against the USD could adversely affect the liquidity and value of the Notes, as well as the yield (in USD terms) on the Notes and the amount payable to you on the interest payment and maturity date. Even in the absence of governmental action directly affecting currency exchange rates, political or economic developments, major natural disasters and other foreseeable and unforeseeable events in Brazil or elsewhere could lead to significant and sudden changes in the exchange rate between the BRL and the USD. There will be no adjustment or change in the terms of the Notes if the exchange rate between the BRL and the USD becomes fixed, if there is any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, if there is an issuance of a replacement currency, or if other developments affect the BRL or the USD.

Certain relevant information relating to Brazil may not be as well known or as rapidly or thoroughly reported in the United States as is comparable information relating to the United States. You should be aware of the possible lack of availability of important information that can affect the value of the BRL relative to the USD, and you may need to make special efforts to obtain that information on a timely basis.

Historical Brazilian Real/U.S. Dollar Exchange Rate Information

The following table shows the average, high and low closing spot mid rates for BRL, expressed in number of BRL per one USD, for the periods and dates indicated. No representation is made that the BRL or USD amounts referred to herein could have been or could be converted into USD or BRL, as the case may be, at any particular rate. The closing spot mid rate for BRL on April 17 was BRL 1.8509 = USD 1.00. Closing spot mid rates have been obtained from Bloomberg L.P. as of April 17, 2012.

Year ended December 31,	Average(1)	High	Low
2004	2.9176	3.1580	2.6560
2005	2.4111	2.6790	2.2061
2006	2.1662	2.3110	2.0890
2007	1.9298	2.1228	1.7363
2008	1.8353	2.3145	1.5669
2009	1.9880	2.3698	1.7420
2010	1.7579	1.8852	1.6600
2011	1.6697	1.8633	1.5502
2012
January	1.7888	1.8704	1.7408
February	1.7161	1.7321	1.7009
March	1.7954	1.8317	1.7132
April	1.8285	1.8328	1.8192

(1)	For periods of one year, the average of the closing spot mid rates on the last business day of each month during the relevant year; for periods of one month, the average of the closing spot mid rates on each business day of the month during the relevant month.

(3)	Additional United States Tax Considerations

The following discussion supplements the disclosure provided under the heading “United States Taxation” in the accompanying prospectus and is intended to be read in conjunction with the prospectus.

Although not entirely free from doubt, KfW intends to take the position that the Notes will be issued without original issue discount. However, the U.S. Internal Revenue Service could take the position that the issue price of the Notes should be the BRL value on the Original Issue Date of the USD amount required to be paid for the Notes on that date. In that case, the Notes might be treated as having been issued with original issue discount. Prospective United States holders should consult their tax advisors regarding this possibility.

Although not entirely free from doubt, KfW believes that a United States holder’s tax basis in a note generally will be the USD value of the BRL price to the public of the Notes on the Original Issue Date, calculated at the exchange rate in effect on that date. The USD amount that is actually paid by the United States holder for a note may differ from the amount determined under the preceding sentence, since the USD purchase price will be determined using a currency exchange rate determined as of the pricing date rather than the Original Issue Date. A United States holder may recognize U.S.-source foreign currency gain or loss in an amount equal to such difference. The U.S. Internal Revenue Service could take the position, however, that a United States holder’s tax basis in a note will be equal to the USD amount that is actually paid by the United States holder for the note. Prospective United States holders should consult their tax advisors regarding the determination of their tax basis in a note.

As discussed under “United States Taxation—Foreign Financial Assets Reporting” in the accompanying prospectus, legislation enacted in 2010 requires individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 to file an information report with respect to such assets with their United States federal income tax returns. Guidance subsequently issued by the U.S. Internal Revenue Service prescribes higher reporting thresholds for certain individuals and exempts “specified foreign financial assets” held in a financial account from reporting under this provision (although the financial account itself, if maintained by a foreign financial institution, may remain subject to this reporting requirement). In addition, proposed regulations extend this reporting requirement to certain United States entities. Holders are urged to consult their tax advisers regarding the application of this requirement to their ownership of the Notes.

In addition, a law enacted in 2010 imposes a 30% withholding tax on certain payments to non-U.S. financial institutions that fail to comply with information reporting requirements or certification requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. It is not yet clear whether

KfW would qualify for an exemption from these requirements. To avoid becoming subject to the 30% withholding tax on payments to them, non-U.S. financial institutions may be required to report information to the U.S. Internal Revenue Service regarding the holders of the Notes and, in the case of holders who (i) fail to provide the relevant information, (ii) are non-U.S. financial institutions who have not agreed to comply with these information reporting requirements, or (iii) hold Notes directly or indirectly through such a non-compliant non-U.S. financial institution, withhold on a portion of payments under the Notes. Under proposed regulations, such withholding would not apply to payments on instruments such as the Notes made before January 1, 2017. Moreover, under proposed regulations, these requirements would only apply to Notes issued on or after January 1, 2013. However, the rules for the implementation of this legislation have not yet been finalized, so it is impossible to determine at this time what impact, if any, this legislation will have on holders of the Notes.

Price to Public: 101,152%, plus accrued interest, if any, from April 25, 2012

Dealer: HSBC Securities (USA) Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, any dealer participating in the offering will arrange to send you the prospectus, which you may request by calling toll-free 1-866-811-8049.

Prospectus Supplement and Prospectus